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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.  2 )

                          AmeriNet Group.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 03073A103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         G. Richard chamberlin, Esquire
                          1941 Southeast 51st Terrace
                              Ocala, Florida 34471
                                  352-694-6714
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    10/15/99 and 11/11/99

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 1   Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  03073A 10 3           13D                   Page 2   of  4  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          J. Bruce Gleason


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

                                 Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF        163,275

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         163,275

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     163,275
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES* [ ]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       1.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073A 10 3           13D                   Page 3   of 4   Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

                          AmeriNet Group.com, Inc.
                                  Common Stock

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  J. Bruce Gleason

     (b)  3500 Galt Ocean Drive, Apt # 1606; ft. Lauderdale, Florida 33308

     (c)  Director of AmeriNet Group.com, Inc.

     (d)  No

     (e)  No

     (f)  United States of America

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     See Second Amendment and Supplements to Reorganization Agreement dated October 15, 1999 and 13,275 shares were given to Gleason by Yankees.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     (a) Second Amendments & Supplement to Reorganization Agreement dated August October 15, 1999.

     (b) Corporate Reorganization involving issuer and American Internet Technical Centers, Inc., a Nevada corporation

     (c)  Not applicable

     (d)  None

     (e)  None

     (f)  No material change to Issuer's business or corporate structure.

     (g)  None

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  None to report

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  1.5% common stock

     (b)  163,275

     (c) October 15, 1999 Second Amendments & Supplements to Reorganization Agreement

     (d)  Not Applicable

     (e)  October 15, 1999

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     Second Amendments & Supplements to Reorganization Agreement dated October 15, 1999.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Second Amendments & Supplements to Reorganization Agreement dated October 15, 1999 filed as an exhibit to the Form 10-QSB filed on November 11, 1999.

--------------------------------------------------------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    12/7/99
                                        ----------------------------------------
                                                         (Date)


                                           /s/ J. Bruce Gleason /s/
                                        ----------------------------------------
                                                       (Signature)


                                         J. Bruce Gleason, Director
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).